EXHIBIT 3.3

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF TRUST

OF

WISDOMTREE BITCOIN TRUST

THIS CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF TRUST OF WISDOMTREE BITCOIN TRUST (the “Trust”) is being duly executed and filed by the undersigned to amend the Certificate of Trust under the Delaware Statutory Trust Act, 12 Del. C. § 3801 et seq. (as amended from time to time, the “Act”).

1.          Current Name. The current name of the statutory trust is “WisdomTree Bitcoin Trust.”

2.          Change of Name. The name of the statutory trust is changed to “WisdomTree Bitcoin Fund.”

3.          Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has duly executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

DELAWARE TRUST COMPANY,
not in its individual capacity but solely as trustee

By:	/s/ Gregory Daniels
Name: Gregory Daniels
Title: Vice President